Exhibit 3(e)

AMENDMENT NO. 3 TO SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

WILLIAMS ENERGY PARTNERS L.P.

THIS AMENDMENT NO. 3 TO SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF WILLIAMS ENERGY PARTNERS L.P. (this “Amendment”), dated as of December 12, 2003, is entered into and effectuated by Magellan GP, LLC (formerly known as WEG GP LLC), a Delaware limited liability company, as the General Partner, pursuant to authority granted to it in Article 13 of the Second Amended and Restated Agreement of Limited Partnership of Williams Energy Partners L.P. dated as of September 27, 2002, as amended (the “Partnership Agreement”). Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, Section 13.1 of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, the General Partner deems it to be in the best interest of the Partnership to effect this Amendment in order to (1) simplify the Partnership’s accounting and tax reporting for (A) the required reimbursement by the Partnership of certain general and administrative expenses to the General Partner and (B) the obligation of certain Affiliates of the General Partner to fund the satisfaction of certain Assumed Environmental Indemnification Obligations (as defined below) of the Partnership, (2) clarify the certain circumstances under which Parity Units may be issued during the Subordination Period and (3) reflect various name changes.

NOW, THEREFORE, the Partnership Agreement is hereby amended as follows:

Section 1. The following definitions shall be added to Section 1.1 of the Partnership Agreement:

(a) “Assumed Environmental Indemnification Obligations” means the obligation of Holdings to indemnify the Partnership Group for certain environmental remedial obligations pursuant to the Purchase Agreement dated as of April 18, 2003, as amended, among WEG Acquisitions, L.P., Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc. and Williams GP LLC pursuant to which Holdings purchased all of the General Partner Interests, Class B Common Units and Subordinated Units and certain Common Units.

(b) “Excess G&A Expenses” means the excess of (i) the amount of any general and administrative expenses required to be reimbursed to the General Partner pursuant to Section 7.4, over (ii) the amount of such expenses permitted to be reimbursed by the Partnership Group pursuant to Article VII of the Omnibus Agreement.

(c) “Holdings” means Magellan Midstream Holdings, L.P. (formerly known as WEG Acquisitions, L.P. prior to September 1, 2003), a Delaware limited partnership.

Section 2. The following definitions in Section 1.1 of the Partnership Agreement shall be amended and restated in their entirety to read as follows:

(a) “General Partner” means Magellan GP, LLC (formerly known as WEG GP LLC prior to September 1, 2003), a Delaware limited liability company, and its successors and permitted assigns as general partner of the Partnership.

(b) “Operating General Partner” means Magellan GP, Inc. (formerly known as Williams GP Inc. prior to September 1, 2003), a Delaware corporation and wholly owned subsidiary of the Partnership, and any successors and permitted assigns as the general partner of the Operating Partnership.

(c) “Operating Partnership” means Magellan OLP, L.P. (formerly known as Williams OLP, L.P. prior to September 1, 2003), a Delaware limited partnership, and such other Persons that are treated as partnerships for federal income tax purposes that are majority-owned by the Partnership and controlled by the Partnership (whether by direct or indirect ownership of the general partner of such Person or otherwise) and established or acquired for the purpose of conducting the business of the Partnership.

(d) “Partnership” means Magellan Midstream Partners, L.P. (formerly known as Williams Energy Partners L.P. prior to September 1, 2003), a Delaware limited partnership, and any successors thereto.

Section 3. Section 5.2(c) is hereby added to the Partnership Agreement and shall read in its entirety as follows:

“(c) On each date provided for reimbursement of expenses to the General Partner pursuant to Section 7.4(b), the General Partner shall contribute an amount to the Partnership, as a Capital Contribution, equal to the amount of any Excess G&A Expenses outstanding on such date.”

Section 4. Section 5.2(d) is hereby added to the Partnership Agreement and shall read in its entirety as follows:

“(d) Each payment by the General Partner or an Affiliate (other than a Group Member) in satisfaction of all or any portion of the Assumed Environmental Indemnification Obligations shall be treated as a Capital Contribution to the Partnership by the General Partner in the amount of such payment.”

Section 5. Section 6.1(d)(xiii) is hereby added to the Partnership Agreement and shall read in its entirety as follows:

“(xiii) Any deduction or loss attributable to the Partnership’s obligation to reimburse the General Partner for, or incurred by the Partnership and constituting, Excess G&A Expenses, which the General Partner has funded or agreed to fund pursuant to Section 5.2(c), and any deduction or loss attributable to environmental losses, costs, damages and expenses suffered or incurred by a Group Member, which the General Partner or an Affiliate (other than a Group Member) has reimbursed or agreed to reimburse and which constitute Assumed Environmental Indemnification Obligations, shall be allocated to the General Partner.”

Section 6. Section 7.4(b) is hereby amended and restated to read in its entirety as follows:

“(b) The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including payments made for the benefit of the Partnership to or on behalf of the Operating General Partner and including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership, any Group Member or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. To the extent the Partnership is obligated to reimburse the General Partner for expenses pursuant to this Section 7.4(b), such reimbursements may be offset against any Capital Contributions to the Partnership that the General Partner is obligated to make pursuant to Section 5.2(c).”

Section 7. The following typographical errors shall be corrected:

(a) Section 5.5(b)(v) is hereby amended to remove the period (“.”) appearing between the words “same” and “method” in the tenth line of such clause.

(b) Section 6.1(d)(i) is hereby amended to substitute “1.704-2(j)(2)(i)” for “1.704-20)(2)(i)” where the latter appears in the sixth line of such clause.

(c) Section 6.1(d)(ii) is hereby amended to substitute “1.704-2(j)(2)(ii)” for “1.704-20)(2)(ii)” where the latter appears in the eighth line of such clause.

(d) Section 6.1(d)(ix) is hereby amended to substitute “743(b)” for “743(c)” where the latter appears in the second line of such clause.

Section 8. Section 5.7(b) is hereby amended and restated to read in its entirety as follows:

“(b) During the Subordination Period, the Partnership may also issue an unlimited number of Parity Units without the prior approval of the Unitholders, if such issuance occurs (i) in connection with an Acquisition or Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired (or in the case of a Capital Improvement, put into commercial service) by the Partnership as of the date that is one year prior to the first day of the

Quarter in which such Acquisition was consummated or such Capital Improvement was put into commercial service (“One Year Test Period”), would have resulted, on a pro forma or estimated pro forma basis (as described below), in an increase in:

(A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period (on a pro forma or estimated pro forma basis as described below) as compared to

(B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to the One Year Test Period as adjusted as provided below.

The General Partner’s good faith determination that such an increase would have resulted shall be conclusive. The amount in clause (A) shall be determined on a pro forma or estimated pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding as of the commencement of such One Year Test Period, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance of Parity Units) had been incurred or assumed, in each case as of the commencement of the One Year Test Period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the personnel expenses that would have been incurred by the Partnership in the operation of the constructed asset and the non-personnel costs and expenses that would have been incurred by the Partnership in the operation of the acquired or constructed assets are computed on the same basis as those incurred by the Partnership in the operation of the Partnership’s business at similarly situated Partnership facilities or, if there are no such similarly situated facilities, as estimated by the General Partner in good faith using such assumptions as in its sole discretion it believes are reasonable. If (1) the Partnership makes a Capital Improvement or (2) the Partnership makes an Acquisition for which no financial statements are required to be furnished pursuant to Regulation S-X under the Securities Exchange Act of 1934, then the amount of Adjusted Operating Surplus in clause (A) attributable to such Acquisition or Capital Improvement shall be estimated by the General Partner in good faith using such assumptions as in its sole discretion it believes are reasonable. In determining Adjusted Operating Surplus attributable to a Capital Improvement, there shall be excluded from the amount in clause (B) above (i) any Operating Surplus attributable to such Capital Improvement (regardless of whether such Operating Surplus is positive or negative), and (ii) for the purpose of calculating the number of outstanding Units, any Units issued to finance the Capital Improvement. The number of Units, excluding any Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement, deemed to be Outstanding for the purpose of calculating the amounts in clause (A) and clause (B) shall be the weighted average number of Units Outstanding during the One Year Test Period. For the purposes of this Section 5.7(b), the term “debt” shall be deemed to include the indebtedness used to extend, refinance, renew, replace or defease debt originally incurred in connection with an Acquisition or Capital Improvement; provided, that, the amount of such extended, refinanced, renewed, replaced or defeased indebtedness does not exceed the principal sum of, plus accrued interest on, the indebtedness so extended, refinanced, renewed, replaced or defeased.”

Section 9. Section 5.7(f) is hereby added to the Partnership Agreement and shall read in its entirety as follows:

“(f) During the Subordination Period, the Partnership may issue an unlimited number of Common Units and other Parity Units without the prior approval of the Unitholders if the net proceeds of such issuance are used to redeem an equal number of Common Units at a price per unit equal to the net proceeds per unit, before expenses, that the Partnership receives from such issuance.”

Section 10. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 11. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

Section 12. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

GENERAL PARTNER: MAGELLAN GP, LLC

By:	/s/ Don R. Wellendorf
	Name:	Don R. Wellendorf
	Title:	President and Chief Executive Officer

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